UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)


Edison Schools, Inc.
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

None Issued
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO. None issued


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)  TYPE OF REPORTING PERSON

             HC

_____________

*See Item 4


                                13G

CUSIP NO. None issued


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo Bank Indiana, N.A.
            Tax Identification No. 35-0783575

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]
3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)  TYPE OF REPORTING PERSON

             BK

_____________

*See Item 4



                           UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13G
             Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Edison Schools, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           521 Fifth Avenue, 11th Floor
           New York, NY  10175

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  Wells Fargo Bank Indiana, N.A.

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Wells Fargo Bank Indiana, N.A.
               P.O. Box 960
               Fort Wayne, IN 46801-960

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  Wells Fargo Bank Indiana, N.A.:  United States

Item 2(d)  Title of Class of Securities:

           Class B Common Stock

Item 2(e)  CUSIP Number:

           None issued

Item 3  The person filing is a:

        1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
        2.  Wells Fargo Bank Indiana, N.A.:  Bank as defined in
            Section 3(a)(6) of the Act


Item 4  Ownership:

        Wells Fargo Bank Indiana, N.A. (the "Bank") may be deemed to beneficially own 0 shares of the Class B common stock, par value $0.01 ("Class B Common Stock"), of Edison Schools, Inc. (the "Issuer") as a result of the voting trust agreement (the "Agreement"), among the Bank, as trustee, and Sprout Capital VI, L.P., Sprout Capital VII, L.P., The Sprout CEO Fund, L.P., DLJ Capital Corporation, and Donaldson, Lufkin & Jenrette, Inc. (each, including any other person or entity for which Trust Shares (as defined below) are held by the Bank, a "Holder"). The 0 shares of Class B Common Stock that the Bank may be deemed to beneficially own represent about less than 5% of the shares of Class B Common Stock outstanding at October 31, 2001.

        The following discussion of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

        Under the Agreement, the Bank issues certificates ("Trust Certificates") for shares of Class B Common Stock that have been transferred to and deposited with the Bank ("Trust Shares"). The Bank has the power to vote the Trust Shares in its sole discretion, subject to limitations on who it may communicate or consult with regarding the voting of the Trust Shares. Trust Shares may only be transferred as directed by the Holders or otherwise in accordance with the terms of the Agreement. Holders may not transfer Trust Shares unless the proposed transfer qualifies as an eligible transfer under the Agreement.

        The Agreement terminates on the earliest of (1) November 16, 2009, (2) the transfer of all Trust Shares in accordance with the Agreement, (3) the effective date of a liquidation or dissolution of the Issuer, or (4) the written election of Donaldson, Lufkin & Jenrette, Inc. or the Holders of Trust Certificates representing at least 50% of the Trust Shares, provided that prior to such election certain conditions set forth in the Agreement have been met.

        Upon termination of the Agreement and the surrender by the Holders of their Trust Certificates to the Bank, the Bank will deliver certificates to the Holders for the number of shares of Class B Common Stock represented by the Trust Certificates surrendered.

Item 5  Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].


Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

Not applicable.

Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company:

        See Attachment A.

Item 8  Identification and Classification of Members of the
        Group:

        Not applicable.

Item 9  Notice of Dissolution of Group:

        Not applicable.

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2002

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
        Laurel A. Holschuh, Senior Vice President
        and Secretary


                            ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

     Wells Fargo Bank Indiana, N.A. (1)


_____________________
(1)  Classified as a bank in accordance with Regulation 13d-
     1(b)(1)(ii)(B).



                             EXHIBITS

Exhibit 1: Voting Trust Agreement, dated as of November 16, 1999, among Sprout Capital VI, L.P., Sprout Capital VII, L.P., The Sprout CEO Fund, L.P., DLJ Capital Corporation, Donaldson, Lufkin & Jenrette, Inc., and Wells Fargo Bank Indiana, N.A., incorporated by reference to Exhibit 1 to the Reporting Persons'
            Schedule 13G filed March 23, 2001.